08028338

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-66538 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Edge Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1620
(No. and Street)

New York, (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Quinn (212)342-7408
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York, (City) New York (State) 10036 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Dennis Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Edge Capital Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial officer

Title

Notary Public

KELLY HUNTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HU6177627
Qualified in Nassau County
My Commission Expires November 19, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## DIAMOND EDGE CAPITAL PARTNERS, LLC

Index

Facing Page

| | Page |
|---|---|
| Report of Independent Public Accountants | 2 |
| Statement of Financial Condition<br>December 31, 2007 | 3 |
| Notes to Statement of Financial Condition | 4-7 |

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

# Report of Independent Public Accountants

To the Member
Diamond Edge Capital Partners, LLC

We have audited the accompanying statement of financial condition of Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Diamond Edge Holdings, LLC and a Limited Liability Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

J H Cohn LLP

New York, New York
February 26, 2007

## DIAMOND EDGE CAPITAL PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 2,175,299 |
| Certificate of deposit | 377,574 |
| Accounts receivable | 1,664,174 |
| Prepaid expenses and other current assets | 428,498 |
| Total current assets | 4,645,545 |
| Equipment, furniture and improvements, net | 114,624 |
| Total | $ 4,760,169 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 351,697 |
| Promissory note | 375,000 |
| Total current liabilities | 726,697 |
| Deferred rent | 92,285 |
| Total liabilities | 818,982 |
| Commitments | |
| Member's equity | 3,941,187 |
| Total | $ 4,760,169 |

See Notes to Statement of Financial Condition.

**Note 1 - Organization and business:**

Diamond Edge Capital Partners, LLC (the "Company") was formed February 17, 2004, as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

**Note 2 - Significant accounting policies:**

**Basis of presentation:**

The accompanying financial statement of the Company has been prepared on the accrual basis of accounting.

**Revenue recognition:**

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of capital, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

**Cash equivalents:**

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

**Note 2 - Significant accounting policies (continued):**

**Allowance for doubtful accounts:**

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2007, no allowance was necessary.

**Equipment, furniture and improvements:**

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Amortization of leasehold improvements is provided by the straight-line method based upon the shorter of the term of the related lease or estimated useful life. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

**Income taxes:**

The Company is a single-member LLC and as such is a disregarded entity for tax purposes. The Company's taxable income is included in the partnership return of its Parent. As a partnership, there is no Federal or New York State income tax; instead the earnings and losses are included in the personal returns of the Parent's members and taxed depending on their personal tax situations. Accordingly, the accompanying financial statement does not reflect a provision or liability for Federal or New York State income taxes. A provision for New York City Unincorporated Business Taxes ("UBT") has been included in the financial statement.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2007.

**Note 2 - Significant accounting policies (concluded):**

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Note 3 - Equipment, furniture and improvements:**

| | |
|---|---|
| Furniture and fixtures | $ 27,049 |
| Equipment | 36,303 |
| Leasehold improvements | 123,062 |
| | 186,414 |
| Less accumulated depreciation and amortization | 71,790 |
| Total | $114,624 |

**Note 4 - Promissory note:**

At December 31, 2007, the Company has a promissory note payable to a bank in the amount of $375,000 with interest being charged at an annual rate of 5.6%. The principal of this note is due on October 15, 2008. A certificate of deposit in the same amount is collateral for this note.

**Note 5 - Irrevocable standby letter of credit:**

The Company has an irrevocable standby letter of credit with City National Bank in the amount of approximately $100,800 that automatically extends on a yearly basis. This standby letter of credit is used as a security deposit for the Company's landlord.

**Note 6 - Concentrations of credit risk:**

Fee revenue from four clients represents approximately 72% of the revenue earned during 2007.

The Company maintains its cash and cash equivalents accounts in one commercial bank. The balance in this bank is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company had an uninsured cash balance of approximately $2,489,000.

**Note 7 - Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $1,355,757, which was $1,301,158 in excess of its required net capital of $54,599. The Company's ratio of aggregate indebtedness to net capital was .60 to 1.

**Note 8 - Lease commitments:**

In November 2005, the Company entered into an agreement to lease its new operating facilities through October 31, 2010.

The Company's lease agreement provides for scheduled rent increases, as well as various real estate and cost of living escalations during the term of the lease, as well as a four month rent abatement during the first year. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-3 – *Accounting for Operating Leases with Scheduled Rent Increases*, the Company is accounting for this lease on a straight-line basis. The result of this lease accounting is a deferred rent liability of approximately $92,000 at December 31, 2007. Future minimum lease commitments are as follows:

| | | |
|---|---|---|
| Years ending December 31, | 2008 | $106,000 |
| | 2009 | 108,000 |
| | 2010 | 111,000 |
| | Total | $325,000 |

Rent expense amounted to approximately $83,000 for the year ended December 31, 2007.

END